SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES ADOPTION OF IFRS FOR REPORTING PURPOSES

São Paulo, May 5, 2009 – Companhia de Bebidas das Américas – AmBev (“AmBev”) announced today it will adopt International Financial Reporting Standards (“IFRS”) as its primary reporting standards for filings made with respect to its consolidated results for periods beginning after January 1st, 2009.

This decision was made in accordance with CVM Instruction No. 457 issued on July 13, 2007, which requires Brazilian listed companies to prepare its consolidated financial statements according to IFRS as issued by International Accounting Standards Board ("IASB") for the year ended December 31, 2010, but allows for early adoption. Management believes this is a best practice which will enhance the level of transparency and comparability of AmBev’s performance to its global peers.

In order to make a smoother transition for all stakeholders, AmBev will issue its consolidated financial statements for the year ended December 31, 2008 prepared in accordance with IFRS and a reconciliation of the key financial figures between Brazilian accounting practices (BR GAAP) and IFRS. AmBev will also issue management’s comments on the 2008 performance under IFRS.

This financial information will be filed with the CVM and submitted to the SEC on May 6, 2009 before the market opens.

AmBev reminds its stakeholders that its 2009 first quarter results will also be released in IFRS on May 7, 2009 before the market opens.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition and liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations Officer